STRADLING YOCCA CARLSON & RAUTH, P.C. 660 NEWPORT CENTER DRIVE, SUITE 1600 NEWPORT BEACH, CA 92660-6422 SYCR.COM	CALIFORNIA NEWPORT BEACH SACRAMENTO SAN DIEGO SAN FRANCISCO SANTA BARBARA SANTA MONICA COLORADO DENVER NEVADA RENO WASHINGTON SEATTLE

September 26, 2018

SUBMITTED VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:Dorrie Yale

Erin Jaskot

Re:VolitionRx Limited
Registration Statement on Form S-3
Filed September 10, 2018
File No. 333-227248
Responses to Staff comments made by letter dated September 17, 2018

Dear Ms. Yale:

Set forth below is the response of VolitionRx Limited, a Delaware corporation (the “Company”), to the comment made by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated September 17, 2018 (the “Comment Letter”), in connection with the Company’s Registration Statement on Form S-3 (File No. 333-227248), which the Company filed on September 10, 2018 (the “Original Registration Statement”).  Concurrent with the submission of this response letter, the Company is filing Amendment No. 1 to the Original Registration Statement (as so amended, the “Registration Statement”). The Registration Statement has been revised in response to Staff comment made in the Comment Letter and to update certain other information including dates and more recent data regarding shares outstanding, share prices, public float and dilution calculations.

The Company’s response is preceded by a reproduction of the Staff comment as set forth in the Comment Letter and contains a reference to the page numbers where the responsive information may be found in the Registration Statement.

Incorporation Of Certain Information by Reference, page 14

1.Please revise the section to incorporate by reference the Form 8-K you filed on March 12, 2018.

Company Response: In response to the Staff’s comment, the Company has revised the third bullet point of the third paragraph of the section entitled “Incorporation of Certain Information by Reference” on page 14 to incorporate by reference the Form 8-K filed on March 12, 2018, plus applicable filings made after the date of filing of the Registration Statement and prior to effectiveness of the Registration Statement.  Likewise, the Company has revised the third bullet point of the third paragraph of the section entitled “Incorporation of Certain Information by Reference” on page S-20 to include applicable filings made after the date of filing of the Registration Statement and prior to effectiveness of the Registration Statement.

Securities and Exchange Commission

VolitionRx Limited

Registration Statement on Form S-3

September 26, 2018

Should the Staff have additional questions or comments regarding any of the foregoing, please do not hesitate to contact the undersigned via telephone at (949) 725-4136 or via email at malcser@sycr.com.

Sincerely,

STRADLING YOCCA CARLSON & RAUTH, P.C.

/s/  Marc G. Alcser

Marc G. Alcser

cc:

VolitionRx Limited
Cameron Reynolds, President and Chief Executive Officer